RAD AI

The gold standard solution for
AI-informed creative intelligence

Our investor materials may contain forward-looking statements, including financial projections, forecasts, and expectations regarding future performance. These statements are based on assumptions, estimates, and projections, and are inherently subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Actual results may differ materially from those expressed or implied in these forward-looking statements, and investors should exercise caution when relying on them as they involve inherent uncertainties.

The problem.



1

Marketers spend thousands of hours deciding on the creative direction for content and campaign decisions



2

Most digital marketing content is created by a human with biased opinions using incomplete data.



3

Marketers lack resources, tools and the actionable insights needed to implement ROI based marketing strategy.



4

Understanding the emotional levers that produce marketing ROI requires data processing power, API connections and generative AI.

How Marketers Create Digital Content Across the Marketing Mix Today

Having the Data-backed Creative Strategy is Critical for Success.

Yet, nobody tells you...

1. What you should make
2. Why it should be made
3. Who should make it
4. Where it should be distributed
5. When it performs best

So content is created with biased opinions & incomplete data

1. Copy and content messaging
2. Social posts and images
3. Brand and mid-funnel videos
4. Influencers content creation

This biased content is then distributed everywhere

Brand owned channels

Blogs, Articles, Emails & Landing pages

Social and paid channels

Meta, TikTok, Snap, Google, YouTube, Reddit, LinkedIn, Trade Desk & Taboola

Now, Marketers **R**emove **A**ll **D**oubt.

Introducing RAD AI

Generative AI for unbiased creative direction across social, paid and influencer marketing

Making content faster and smarter with artificial intelligence.



Remove creative decision making bias with proprietary generative AI
At the click of a button, RAD clients understand the primary and cultural interest of their target customers
Identify your ideal target audience and the interests that motivate them
RAD Ai
Persona
Add Interest
AI-focused interest exploration
Import CSV
Back
Next

We believe ROI-based digital marketing requires AI automation, intelligence, and workflow systems to drive insights about the customers our clients want to attract.

Proprietary Differentiation.

125K+

AI-based personas

2.5B+

Data points processed per campaign

12B+

Words, images and videos analyzed

90B+

User engagements, comments and likes analyzed

RAD AI

600 API Connections


facebook Ads
Spark Ads
Google Analytics

Artificial Intelligence that drives results that matter.

Industry | Healthcare

ro

Ro Health's mission is to supply its customers and patients with healthcare providers that have the skills, training and information necessary to deliver high-quality patient care.

3.7X
ROI Delivered by RAD AI

681
Hours saved using RAD AI

5X
Improved TikTok engagement


ro
roman

Client: ro

Industry: Healthcare
Content type: RAD AI informed views
Case Study: Link

Data Analyzed:
250 million phrases, words, images & videos

Results:
68 Pieces of unique content created
152K Total engagements
3.7X Validated ROI
681+ Hours saved

The Value we Deliver.

Industry | Entertainment

MGM RESORTS

We exist to provide humanity an unforgettable escape – a unique world filled with anticipation, entertainment and unparalleled experiences.

3.3X
ROI Delivered by RAD AI

7.1%
Engagement Rate

482K
Engagements


MGM GRAND

Case study:
Results of hospitality link campaign using RAD AI persona and creative intelligence.

Data Analyzed:
300M phrases, words, images and videos

Content type:
Micro, mid and macro influencer content

Results:
3.3x ROI increase on benchmarked channels
7.1% Engagement rate
482k Total engagements
267 Brand approved content published

RAD Ai

Trusted by.

See our case studies

TAM & Traction

The Addressable Market is Huge

In-market with traction

Market	Size
Marketing Technology	$325BN
Analytics and Data management	$307BN
Influencer Marketing	$20BN

Opportunity markets

Market	Size
Social Media Management	$25BN
Marketing Automation	$9BN
SEO and Search Marketing	$80BN
CRM Workflows	$65BN

*Sources available upon request

Join our mission to become the **gold standard** artificial intelligence for unbiased creative direction across social, paid and influencer marketing

2X
YoY revenue has doubled from 2022

Deal size, frequency and renewal business is consistently growing

3X
Projected revenue growth w/ Q4 sales bookings for 2023

sweetgreen | Hasbro | THE BLK TUX | SKECHERS

Material accounts closed in the last 120 days

This slide includes forward thinking projections that cannot be guaranteed.

Deal size growth by year


$250K
Projected by EOY, 2023
$155,294
2023 Current average deal size
$51,571
2022 Average deal size

Sales funnel closing %

26% 26/7	**25%** 12/4
External lead source Capabilities stage	Internal lead source Capabilities stage

**Sales process, messaging + methodology is proving to be efficacious with correlating closing %'s based on lead source and stage in the funnel*

This slide includes forward thinking projections that cannot be guaranteed.

Team and Press

The Team.



Jeremy Barnett
CEO



Bradley Silver
President



Emily Duban
Head of Growth & Innovation



Katie Gerber
VP Marketing



Steven Elliott
VP Sales



Alex Wissner Ph.D.
Founding Advisor



Matthew Samson
ML and NLP Dev.



Hassan Zia,
Sr. Full Stack Dev.



Pavlo Parkhomenko
Data Scientist



Seth Weinkranz
Client Success



Udeet Patel
ML Engineer



Preet Patel
ML Engineer



Tyson Black
Client Success



Emillian Tita
Lead Engineer



Fatimah Elshanawany
Talent Manager

Wharton
University of Pennsylvania

TRENDY BUTLER
Exit

Gemedy
Exit

Brookfield

BYU

HARVARD
BUSINESS SCHOOL

Massachusetts
Institute of
Technology

Disney

Weber
Shandwick

The Press Loves RAD AI

VentureBeat HUFFPOST MARTECH VIBE TechCrunch MARKETING ARTIFICIAL INTELLIGENCE INSTITUTE TIME VANITY FAIR Forbes Nasdaq


Entrepreneur
Sponsored Content
Rad Intelligence (RAD AI) Discloses AI Efficacy for the World's Largest Entertainment Brands
RAD AI today released twelve months of performance across entertainment campaigns demonstrating the effectiveness of its custom built AI platform.
By Rad Intelligence September 21, 2022
RAD AI today released twelve months of performance across entertainment campaigns demonstrating the effectiveness of its custom built AI platform.


Martechvibe
Marketing AI RAD AI Raises Over A Million Dollars In First Week
Latest Posts
RAD AI


HUFFPOST
THE BLOG
AI And The End Of The Human Autho
Seeking to make my life a bit easier, I recently set out to explore some new breeds of writing and grammar tools dedicated to making me a better writer. I've been a user of the Grammarly tool for a while and have had pretty excellent results.
By Reuven Cohen


TechCrunch+
Equity crowdfunding appears immune to market volatility, on track for its best year yet
Jeremy Barnett realized he had much more control over the round when he turned to Wefunder to fund Rad Intelligence, an AI-driven marketing startup he co-founded in the midst of the brief funding pause in March 2020. He said he would have had less control if he raised directly from VCs, and he still ended up with a handful on his cap table.
"I like the idea of betting on myself, and venture capital at the time had completely dried up, Barnett said. The idea of this structured fundraise, where I controlled the start date, the end date and the value of the value of a structured fundraise, is great. Compare that to when you do a seed round — you are always raising until someone writes you a check."


SHOUTOUT LA
Meet Jeremy Barnett, Rad Intelligence Founder & CEO


MARKETING ARTIFICIAL INTELLIGENCE INSTITUTE
3 Min Read
How to Use AI to Engage Your Highest Value Personas
By Paul Roetzer on June 6, 2022
TECH


VentureBeat
Press Release
Rad Intelligence (RAD AI) and LA HOPE DEALER Join Forces to Integrate AI-infused Street Art and Marketing
Business Wire
August 18, 2022 9:25 AM
The company appoints Corie Mattie as its first "Artist in Residence"
LOS ANGELES--(BUSINESS WIRE)--August 18, 2022--
RAD INTELLIGENCE (RAD AI) and LA HOPE DEALER today announced the formation of a strategic partnership designed to conceive and execute authentic, purpose-driven brand campaigns through the combination of creator marketing, street art and Artificial Intelligence (AI). The partnership will focus on Fortune 1500 companies that understand the importance of taking the lead in the creation of cause-related marketing and branding campaigns, especially in


RAD AI
INDUSTRY | EDUCATION
RAD AI Activates Creators for the Bright Horizons Foundation for Children.
jeremy.b@radintelligence.com
Learn More

Why RAD AI was Chosen?


Nasdaq
Splinterlands and Rad Intelligence to Work Together to Expand Global Guild/Scholar Program
PUBLISHED
APR 28, 2022 11:18AM EDT
Philadelphia, Pennsylvania--(Newsfile Corp. - April 28, 2022) - Splinterlands today announced that it will work in partnership with Rad Intelligence (RAD AI) to help expand its global Guild/Scholar program. The scholar program gives entrepreneurs the opportunity to own their own Guilds and create meaningful opportunities for themselves and people around the world.


businesswire
World's First Marketing AI Built to Understand Emotion Raises Over $1,000,000 in its First Week
RAD AI gives enterprise companies the opportunity to connect authentically with diverse digital audiences at scale, revolutionizing the $120B marketing technology industry.


Atomic AI helps marketers write bett
Frederic Lardinois


yahoo!finance
National CineMedia Partners with RAD AI to Enhance Audience Engagement
NEW YORK, Feb. 14, 2022 /PRNewswire/ -- National CineMedia (NASDAQ: NCMI) today announced a strategic partnership with Rad Intelligence (RAD AI), leveraging the power of recommendation and referral with machine learning to drive distribution of advertisers' messages through targeted social influencer networks.
RAD AI's marketing platform uses machine learning (ML) and natural language technologies to deliver authentic content specifically tailored for today's savvy audience. The partnership recently completed a year-long test of the RAD AI influencer solution across 10 regional NCM campaigns for select advertisers in categories such as education, government, recruitment and healthcare, with

Thank you



Jeremy Barnett
CEO and Co-founder
jeremybarnett@radintel.ai

Our investor materials may contain forward-looking statements, including financial projections, forecasts, and expectations regarding future performance. These statements are based on assumptions, estimates, and projections, and are inherently subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Actual results may differ materially from those expressed or implied in these forward-looking statements, and investors should exercise caution when relying on them as they involve inherent uncertainties.